FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 28, 2011, announcing that Registrant has been awarded a new contract for Broadband Services in rural Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated March 28, 2011	By: /s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Awarded New Contract for Broadband Services in Rural Peru
 -  Five year contract is valued at $14.5 million -

Petah Tikva, Israel, March 28, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced that its wholly owned subsidiary, Gilat to Home Peru S.A., has been awarded a new contract by Peru's Agency for Promotion of Private Investment (ProInversion) to provide Internet access and telephony services throughout the country’s rural regions.

Valued at $14.5 million, the project is funded by Fondo de Inversión en Telecomunicaciones (FITEL), and is the sixth contract the ministerial agency has awarded Gilat in the past 12 years.

Gilat’s solution is expected to connect over 770 communities across rural Peru, allowing more than 215,000 people access to essential communication services.

“Gilat has been at the forefront of delivering communication services in Peru for over a decade, and we are proud to be able to continue this important work and improve the quality of life for rural Peruvians.  Through our repeated awards and successful service deployments in the country, we are committed to making a significant contribution to bridging the communication gap in the country”, said Yair Shaharbany, Gilat’s VP Global Operations and Customer Service.

With over 8,500 active sites across the country, Gilat to Home Peru is the leading provider of satellite communications in Peru.

The contract encompasses the provision of telecommunication services for remote rural communities located throughout Peru's Apurimac and Ene River Valleys and Camisea. The network is scheduled to be installed within a year and to provide services over the following four years.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat's headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for satcom-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Contact:
Karen Mazor
Phone: +972 54 22 88 039
karenm@gilat.com